Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three Months Ended March 31, 2020

HAMILTON, Bermuda, May 5, 2020 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the three months ended March 31, 2020.

Highlights and Recent Activity

  Reported net income of $6.5 million for the three months ended March 31, 2020, or $0.20 earnings per basic and diluted share, as compared to a net loss of $9.2 million, or $0.28 loss per basic and diluted share, for the three months ended March 31, 2019. Net loss for the three months ended March 31, 2019 includes the loss on sale of the Ardmore Seamaster of $6.6 million. The Company reported EBITDA (see Non-GAAP Measures section) of $21.0 million for the three months ended March 31, 2020, as compared to $7.0 million for the three months ended March 31, 2019.
  Reported Adjusted earnings (see Non–GAAP Measures section) of $6.5 million for the three months ended March 31, 2020, or $0.20 Adjusted earnings per basic and diluted share, as compared to Adjusted loss of $2.6 million, or $0.08 Adjusted loss per basic and diluted share, for the three months ended March 31, 2019. The Company reported Adjusted EBITDA (see Non-GAAP Measures section) of $21.0 million for the three months ended March 31, 2020, as compared to $13.5 million for the three months ended March 31, 2019.
  MR tankers earned an average TCE rate of $19,307 per day and chemical tankers earned an average TCE rate of $19,707 per day for the three months ended March 31, 2020.
  Announced a new capital allocation policy on March 9, 2020, which sets out the Company's priorities among fleet maintenance, financial strength, accretive growth and returning capital to shareholders. Consistent with this policy, the Company is not declaring a dividend for the first quarter of 2020.
  On March 11, 2020, the World Health Organization declared the outbreak of a coronavirus (COVID-19) a pandemic. As COVID-19 continues to spread globally, the Company's business, financial condition and results of operations could be adversely affected. The extent of the impact of the COVID-19 pandemic on the Company will depend, among other things, the duration and spread of the outbreak, all of which are highly uncertain and cannot be predicted.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"That the tanker market is achieving record-high charter rates is no source of satisfaction given the cause: the coronavirus pandemic, with its human toll and economic impact. Our principal concern is for the well-being of our staff ashore and afloat; in particular we want to thank all seafarers regardless of company or sector for their dedication and professionalism during these difficult times.

Much attention has been on the crude tanker market, in particular on the impact of higher cargo volumes, floating storage, and the resulting extraordinarily high rates achieved. More recently those conditions have arrived for the product tanker market and we believe they may be more persistent, potentially for many months, as the physical oil market continues its extreme gyrations around demand and supply.

In particular, if and when the oil market reaches max capacity for shore oil storage, we may enter a new and potentially more volatile phase of the tanker market, and if and when oil demand rebounds with an economic recovery sometime in the third quarter as the IEA are forecasting, we would expect more demand-driven volatility, potentially carrying into the winter.

To fully explain the impact of these events, we have to describe our recent chartering activity: last week we fixed a 55-day voyage at $72,000 per day, equivalent to a VLCC at $200,000+ per day. Our MR voyages in progress, representing roughly the last three weeks' fixtures, now stands at $28,200 per day; lower than brokerage reports or the above fixture, but higher than anything we achieved before. If rates for our fleet averaged $28,200 per day for a full year, taking 1Q20 as a base, we estimate that our annual earnings would be $110 million or $3.30 per share; we are not forecasting any future results, but rather just contextualizing what is happening.

The fact the tanker market is soaring at a time when virtually every other industry is suffering is not illogical: shipping rates typically strengthen with volatility and disruption. We are saddened by the widespread suffering from the pandemic, but it should be understood that as an industry we respond to demand shifts through a market mechanism whose function is to optimally allocate transport (and storage) resources, often in surplus, sometimes in scarcity."

Summary of Recent and First Quarter 2020 Events

Fleet

Fleet Operations and Employment

As at March 31, 2020, the Company had 25 vessels in operation, including 19 Eco MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and four Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the first quarter of 2020, the Company had 19 Eco MR tankers trading in the spot market. The Eco MR tankers earned an average TCE rate of $19,307 per day in the first quarter of 2020. The Company's 15 Eco-Design MR tankers earned an average TCE rate of $19,564 per day in the first quarter of 2020, and the Company's four Eco-Mod MR tankers earned an average TCE rate of $18,341 per day.

In the second quarter of 2020, the Company expects to have all revenue days for its MR Eco-Design and MR Eco-Mod tankers employed in the spot market or on short-term time charter. As of May 5, 2020, the Company had fixed approximately 55% of its total MR revenue days for the second quarter of 2020 at an average TCE rate of approximately $24,000 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the first quarter of 2020, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the first quarter of 2020, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $19,707 per day.

In the second quarter of 2020, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of May 5, 2020, the Company had fixed approximately 45% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the second quarter of 2020 at an average TCE rate of approximately $16,000 per day.

Drydocking

The Company had 91 drydock days, including repositioning days, in the first quarter of 2020, in respect of three drydockings. The Company does not expect to have any drydock days in the second quarter of 2020.

Capital Allocation Policy

The Company announced a new capital allocation policy on March 9, 2020, which sets out the Company's priorities among fleet maintenance, financial strength, accretive growth and returning capital to shareholders. Consistent with this policy, the Company is not declaring a dividend for the first quarter of 2020.

Financing

The Company drew down an additional $10.9 million from its revolving credit facilities in the first quarter, in order to maintain a strong liquidity position and financial flexibility.

Results for the Three Months Ended March 31, 2020 and 2019

The Company reported net income of $6.5 million for the three months ended March 31, 2020, or $0.20 earnings per basic and diluted share, as compared to a net loss of $9.2 million, or $0.28 loss per basic and diluted share, for the three months ended March 31, 2019. Net loss for the three months ended March 31, 2019 includes the loss on sale of the Ardmore Seamaster of $6.6 million. The Company reported EBITDA (see Non-GAAP Measures section) of $21.0 million for the three months ended March 31, 2020, as compared to $7.0 million for the three months ended March 31, 2019.

The Company reported Adjusted earnings (see Non–GAAP Measures section) of $6.5 million for the three months ended March 31, 2020, or $0.20 Adjusted earnings per basic and diluted share, as compared to an Adjusted loss of $2.6 million, or $0.08 Adjusted loss per basic and diluted share, for the three months ended March 31, 2019. The Company reported Adjusted EBITDA (see Non-GAAP Measures section) of $21.0 million for the three months ended March 31, 2020, as compared to $13.5 million for the three months ended March 31, 2019.

Management's Discussion and Analysis of Financial Results for the Three Months Ended March 31, 2020 and 2019

Revenue. Revenue for the three months ended March 31, 2020 was $65.2 million, an increase of $2.9 million from $62.3 million for the three months ended March 31, 2019.

The Company's average number of owned vessels decreased to 25.0 for the three months ended March 31, 2020, from 26.7 for the three months ended March 31, 2019, resulting in revenue days of 2,180 for the three months ended March 31, 2020, as compared to 2,260 for the three months ended March 31, 2019. The Company had 25 and 26 vessels employed directly in the spot market as at March 31, 2020 and 2019, respectively. The decrease in revenue days resulted in a decrease in revenue of $2.2 million, while changes in spot rates resulted in an increase in revenue of $5.1 million for the three months ended March 31, 2020.

Voyage Expenses. Voyage expenses were $23.7 million for the three months ended March 31, 2020, a decrease of $3.6 million from $27.3 million for the three months ended March 31, 2019. Voyage expenses decreased primarily due to the decrease in the average number of owned vessels to 25.0 for the three months ended March 31, 2020, compared to 26.7 for the three months ended March 31, 2019.

TCE Rate. The average TCE rate for the Company's fleet was $19,390 per day for the three months ended March 31, 2020, an increase of $4,385 per day from $15,005 per day for the three months ended March 31, 2019. The increase in average TCE rate was the result of higher spot rates and lower voyage expenses for the three months ended March 31, 2020. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days.

Vessel Operating Expenses. Vessel operating expenses were $15.7 million for the three months ended March 31, 2020, a decrease of $1.1 million from $16.8 million for the three months ended March 31, 2019. This decrease is due to a decrease in the average number of vessels in operation for the three months ended March 31, 2020, and the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,484 per vessel for the three months ended March 31, 2020, as compared to $6,941 per vessel for the three months ended March 31, 2019.

Depreciation. Depreciation expense for the three months ended March 31, 2020 was $7.9 million, a decrease of $0.3 million from $8.2 million for the three months ended March 31, 2019. This decrease is primarily due to a decrease in the average number of owned vessels for the three months ended March 31, 2020.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended March 31, 2020 was $1.3 million, an increase of $0.2 million from $1.1 million for the three months ended March 31, 2019. The increase is primarily due to an increased number of drydockings as the Company's fleet ages. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended March 31, 2020 were $4.0 million, an increase of $0.4 million from $3.6 million for the three months ended March 31, 2019. The increase is primarily due to the issuance of stock appreciation rights and restricted stock units in the first quarter of 2020.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to the Company's chartering and commercial operations departments in connection with the Company's spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2020 were $0.9 million, a decrease of $0.2 million from $1.1 million for the three months ended March 31, 2019. This decrease is as a result of lower headcount and less travel in the first quarter of 2020.

Loss on Sale of Vessel. There was no loss on sale of vessel for the three months ended March 31, 2020, compared to $6.6 million for the three months ended March 31, 2019 in relation to the sale of the Ardmore Seamaster.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended March 31, 2020 were $5.4 million, a decrease of $1.6 million from $7.0 million for the three months ended March 31, 2019. Cash interest expense decreased by $1.5 million to $5.0 million for the three months ended March 31, 2020, from $6.5 million for the three months ended March 31, 2019, primarily due to a decreased average LIBOR during the three months ended March 31, 2020, compared to the three months ended March 31, 2019. Amortization of deferred finance fees for the three months ended March 31, 2020 was $0.4 million, a decrease of $0.1 million from $0.5 million for the three months ended March 31, 2019.

Liquidity

As at March 31, 2020, the Company had $64.5 million (December 31, 2019: $51.7 million) available in cash and cash equivalents. The following debt and lease liabilities (net of deferred finance fees) were outstanding as at the dates indicated:

As at
	March 31, 2020	December 31, 2019
Finance leases	$ 211,240,676	$ 215,679,694
Senior Debt	$ 160,297,869	$ 163,264,006
Revolving Credit Facilities	$ 54,967,734	$ 44,019,007
Operating leases	$ 1,592,226	$ 1,471,753
Total	$ 428,098,505	$ 424,434,460

Conference Call

The Company plans to have a conference call on May 5, 2020 at 11:00 a.m. Eastern Time to discuss its results for the quarter ended March 31, 2020. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through May 12, 2020 at 877-344-7529 or 412-317-0088. Enter the passcode 10143555 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product ("CPP") and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

Ardmore Shipping Corporation Unaudited Interim Condensed Consolidated Balance Sheets (Expressed in U.S. Dollars)

	As at
ASSETS	March 31, 2020	December 31, 2019
Current assets
Cash and cash equivalents	64,468,662	51,723,107
Receivables, net of allowance for bad debts of $0.8 million (2019: $0.9 million)	27,705,982	30,083,358
Prepaid expenses and other assets	2,068,890	1,940,030
Advances and deposits	4,083,461	4,114,065
Inventories	10,696,789	10,158,735
Total current assets	109,023,784	98,019,295

Non-current assets
Vessels and vessel equipment, net	653,611,582	660,823,330
Deferred drydock expenditures, net	10,172,068	7,668,711
Ballast water treatment systems, installation in progress	320,607	384,408
Other non-current assets, net	841,054	917,222
Amount receivable in respect of finance leases	2,880,000	2,880,000
Operating lease, right of use asset	1,921,419	1,745,464
Total non-current assets	669,746,730	674,419,135

TOTAL ASSETS	778,770,514	772,438,430

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	6,679,219	4,789,935
Accrued expenses	11,547,706	16,278,084
Accrued interest on debt and finance leases	775,949	880,183
Current portion of long-term debt	32,638,262	20,216,171
Current portion of finance lease obligations	18,069,882	17,975,322
Current portion of operating lease obligations	402,619	289,231
Total current liabilities	70,113,637	60,428,926

Non-current liabilities
Non-current portion of long-term debt	182,627,341	187,066,842
Non-current portion of finance lease obligations	193,170,794	197,704,372
Non-current portion of operating lease obligations	1,189,607	1,182,522
Total non-current liabilities	376,987,742	385,953,736

Stockholders' equity
Common stock	351,469	350,192
Additional paid in capital	415,934,903	416,841,494
Treasury stock	(15,348,909)	(15,348,909)
Accumulated deficit	(69,268,328)	(75,787,009)
Total stockholders' equity	331,669,135	326,055,768

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	778,770,514	772,438,430

Ardmore Shipping Corporation Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss) (Expressed in U.S. Dollars, except for shares)

	Three months ended
	March 31, 2020	March 31, 2019

Revenue, net	65,193,515	62,266,387

Voyage expenses	(23,662,392)	(27,250,124)
Vessel operating expenses	(15,686,154)	(16,838,288)
Depreciation	(7,854,959)	(8,230,492)
Amortization of deferred drydock expenditures	(1,285,342)	(1,138,763)
General and administrative expenses
Corporate	(3,985,678)	(3,583,173)
Commercial and chartering	(867,387)	(1,056,621)
Loss on sale of vessel	-	(6,569,763)
Interest expense and finance costs	(5,446,621)	(6,957,660)
Interest income	144,202	238,338

Income / (loss) before taxes	6,549,184	(9,120,159)

Income tax	(30,503)	(33,620)

Net income / (loss) and comprehensive income / (loss)	6,518,681	(9,153,779)

Earnings / (loss) per share, basic	0.20	(0.28)
Earnings / (loss) per share, diluted	0.20	(0.28)

ADJUSTED EARNINGS / (LOSS) (1)
Adjusted earnings / (loss)	6,518,681	(2,584,016)
Adjusted earnings / (loss) per share, basic	0.20	(0.08)
Adjusted earnings / (loss) per share, diluted	0.20	(0.08)

Weighted average number of shares outstanding, basic	33,196,917	33,097,831
Weighted average number of shares outstanding, diluted	33,317,114	33,097,831

(1)

Adjusted earnings / (loss) is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section. Adjusted earnings / (loss) has been calculated as Earnings per share reported under US GAAP as adjusted for unrealized and realized gains and losses and extraordinary items.

Ardmore Shipping Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flows (Expressed in U.S. Dollars)

	Three months ended
	March 31, 2020	March 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income / (loss)	6,518,681	(9,153,779)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	7,854,959	8,230,492
Amortization of deferred drydock expenditures	1,285,342	1,138,763
Share-based compensation	753,994	442,051
Loss on sale of vessel	-	6,569,763
Amortization of deferred finance fees	435,046	514,887
Foreign exchange	(55,485)	(36,799)
Deferred drydock expenditures	(2,171,613)	(1,918,672)
Changes in operating assets and liabilities:
Receivables	2,377,376	(190,350)
Prepaid expenses and other assets	(128,860)	(166,937)
Advances and deposits	30,604	(724,475)
Inventories	(538,054)	1,547,871
Accounts payable	561,129	(2,742,536)
Accrued expenses and other liabilities	(4,907,658)	(1,961,724)
Accrued interest on debt and finance leases	(104,234)	16,496
Net cash provided by operating activities	11,911,227	1,565,051

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	-	17,558,372
Payments for vessel equipment and Ballast water treatment systems, installation in progress	(605,523)	(888,890)
Payments for other non-current assets	(9,368)	(61,092)
Net cash (used in) / provided by investing activities	(614,891)	16,608,390

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	10,948,727	3,048
Repayments of long-term debt	(3,229,177)	(10,003,609)
Repayments of finance leases	(4,611,023)	(12,787,540)
Payment of dividend	(1,659,308)	-
Net cash provided by / (used in) financing activities	1,449,219	(22,788,101)

Net increase / (decrease) in cash and cash equivalents	12,745,555	(4,614,660)

Cash and cash equivalents at the beginning of the year	51,723,107	56,903,038

Cash and cash equivalents at the end of the period	64,468,662	52,288,378

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended
	March 31, 2020	March 31, 2019

ADJUSTED EBITDA (1)	20,991,904	13,538,181

AVERAGE DAILY DATA PER VESSEL

MR Tankers Spot (2)	19,307	15,856

Fleet TCE per day (2)	19,390	15,005

Fleet operating expenses per day (3)	6,026	6,482
Technical management fees per day (4)	458	459
	6,484	6,941

MR Tankers Eco-Design
TCE per day (2)	19,564	16,252
Vessel operating expenses per day (5)	6,361	6,883

MR Tankers Eco-Mod
TCE per day (2)	18,341	14,860
Vessel operating expenses per day (5)	6,559	6,886

Prod / Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	19,707	12,142
Vessel operating expenses per day (5)	6,743	6,734

FLEET
Average number of owned operating vessels	25.0	26.7

(1)	Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable U.S. GAAP measure under the "Non-GAAP Measures" section.
(2)

Time Charter Equivalent ("TCE") rate, a non-GAAP measure, represents net revenues (revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company's possession less off-hire days generally associated with drydocking or repairs, and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

(3)	Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation Fleet Details at March 31, 2020 (Expressed in Millions of U.S. Dollars, other than per share amount)

Vessel	IMO	Built	Country	DWT	Cargo	Engine Type	Cargo	Inerting	Eco	Estimated Resale Newbuilding	Estimated Depreciated
					Capacity (m3)		Segregations	System	Specification	Price (1)	Replacement
										March 31, 2020	Value (2)
Seavaliant	IMO2/3	Feb-13	S. Korea	49,998	53,361	6S50 ME-C8.2	6	IG Plant	Eco-Design	$39.00	$28.85
Seaventure	IMO2/3	Jun-13	S. Korea	49,998	53,375	6S50 ME-C8.2	6	IG Plant	Eco-Design	$39.00	$29.24
Seavantage	IMO2/3	Jan-14	S. Korea	49,997	53,288	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$30.12
Seavanguard	IMO2/3	Feb-14	S. Korea	49,998	53,287	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$30.23
Sealion	IMO2/3	May-15	S. Korea	49,999	52,928	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$32.06
Seafox	IMO2/3	Jun-15	S. Korea	49,999	52,930	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$32.18
Seawolf	IMO2/3	Aug-15	S. Korea	49,999	52,931	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$32.37
Seahawk	IMO2/3	Nov-15	S. Korea	49,999	52,931	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$32.68
Endeavour	IMO2/3	Jul-13	S. Korea	49,997	53,637	6S50 ME-C8.2	6	IG Plant	Eco-Design	$39.00	$29.41
Enterprise	IMO2/3	Sep-13	S. Korea	49,453	52,774	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$29.64
Endurance	IMO2/3	Dec-13	S. Korea	49,466	52,770	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$29.97
Encounter	IMO2/3	Jan-14	S. Korea	49,494	52,776	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$30.05
Explorer	IMO2/3	Jan-14	S. Korea	49,478	52,775	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$30.14
Exporter	IMO2/3	Feb-14	S. Korea	49,466	52,770	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$30.25
Engineer	IMO2/3	Mar-14	S. Korea	49,420	52,789	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$30.35
Seamariner	IMO3	Oct-06	Japan	45,726	52,280	6S50MC-6.1	3	Flue Gas	Eco-Mod	$39.00	$19.49
Sealeader	IMO3	Jun-08	Japan	47,451	52,527	6S50MC-6.1	3	Flue Gas	Eco-Mod	$39.00	$21.82
Sealifter	IMO3	Aug-08	Japan	47,463	52,534	6S50MC-6.1	3	Flue Gas	Eco-Mod	$39.00	$22.11
Sealancer	IMO3	Jul-08	Japan	47,472	52,467	6S50MC-6.1	3	Flue Gas	Eco-Mod	$39.00	$21.94
Dauntless	IMO2	Feb-15	S. Korea	37,764	41,620	6S50 ME-B9.2	14	Nitrogen	Eco-Design	$37.50	$30.36
Defender	IMO2	Feb-15	S. Korea	37,791	41,620	6S50 ME-B9.2	14	Nitrogen	Eco-Design	$37.50	$30.40
Cherokee	IMO2	Jan-15	Japan	25,215	28,475	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$31.50	$25.31
Cheyenne	IMO2	Mar-15	Japan	25,217	28,490	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$31.50	$25.57
Chinook	IMO2	Jul-15	Japan	25,217	28,483	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$31.50	$25.93
Chippewa	IMO2	Nov-15	Japan	25,217	28,493	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$31.50	$26.28
											$706.75

								Cash / Debt / Working Capital / Other Assets			($339.88)
								Total Asset Value (Assets) (5)			$366.87
								DRV / Share (3)(5)			$11.04

								Ardmore Commercial Management (4)			$27.43
								Total Asset Value (Assets & Commercial Mgt.) (5)			$394.30
								DRV / Share (3)(5)			$11.87

1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at March 31, 2020.
2.

Depreciated Replacement Value ("DRV") is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $300 per tonne which is in line with Ardmore's depreciation policy). The Company's estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company's estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.	DRV / Share calculated using 33,225,535 shares outstanding as at March 31, 2020.
4.

Ardmore Commercial Management is management's estimate of the value of Ardmore's commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore's commercial and chartering overhead (as stated in Ardmore's Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.

5.

Depreciated Asset Value ("DRV") and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.

CO2 Emissions Reporting (1)

In April 2018, the International Maritime Organization's ("IMO") Marine Environment Protection Committee ("MEPC") adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible.

Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company's industry. Effective July 1, 2019, the Company commenced reporting of carbon emissions data for its fleet. Ardmore's reporting methodology is in line with the framework set out within the IMO's Data Collection System ("DCS") initiated in January 2019.

	Three months ended	Three months ended
	March 31, 2020	December 31, 2019

Number of Vessels in Operation (at period end)	25	25
Fleet Average Age	6.7	6.4
CO2 Emissions Generated in Metric Tonnes	96,940	98,650

Annual Efficiency Ratio (AER) for the period (2)
Fleet	6.07g / tm	6.46g / tm
MR Eco-Design	5.51g / tm	6.20g / tm
MR Eco-Mod	6.56g / tm	6.05g / tm
Chemical	8.25g / tm	8.08g / tm

Energy Efficiency Operational Indicator (EEOI) for the period (3)
Fleet	12.03g / ctm	12.92g / ctm
MR Eco-Design	11.15g / ctm	13.33g / ctm
MR Eco-Mod	12.28g / ctm	12.96g / ctm
Chemical	16.26g / ctm	11.84g / ctm

tm = tonne-mile
ctm = cargo tonne-mile

It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations in methodology(4) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore's initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

1 Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers. Management assesses such data and may adjust and restate the data to reflect latest information

2 Annual Efficiency Ratio ("AER") is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage ("DWT"). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles

[3] Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684

[4] Some shipping companies report CO2 in tonnes per kilometre as opposed to CO2 in tonnes per nautical mile

Non-GAAP Measures

This press release describes EBITDA, Adjusted EBITDA and Adjusted earnings / (loss), which are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Adjusted earnings / (loss) excludes certain items from net income / (loss), including gain or loss on sale of vessels and write-off of deferred finance fees, because they are considered to be not representative of its operating performance.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings / (loss) as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

Reconciliation of net income / (loss) to EBITDA and Adjusted EBITDA
	Three months ended
	March 31, 2020	March 31, 2019

Net income / (loss)	6,518,681	(9,153,779)
Interest income	(144,202)	(238,338)
Interest expense and finance costs	5,446,621	6,957,660
Income tax	30,503	33,620
Depreciation	7,854,959	8,230,492
Amortization of deferred drydock expenditures	1,285,342	1,138,763
EBITDA	20,991,904	6,968,418
Loss on sale of vessel	-	6,569,763
ADJUSTED EBITDA	20,991,904	13,538,181

Reconciliation of net income / (loss) to Adjusted earnings / (loss)
	Three months ended
	March 31, 2020	March 31, 2019

Net income / (loss)	6,518,681	(9,153,779)
Loss on sale of vessel	-	6,569,763
Adjusted earnings / (loss) ([3])	6,518,681	(2,584,016)

Adjusted earnings / (loss) per share, basic	0.20	(0.08)
Adjusted earnings / (loss) per share, diluted	0.20	(0.08)

Weighted average number of shares, basic	33,196,917	33,097,831
Weighted average number of shares, diluted	33,317,114	33,097,831

1 Adjusted earnings / (loss) has been calculated as Earnings per share reported under US GAAP as adjusted for unrealized and realized gains and losses and extraordinary items.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, the following statements: future operating or financial results; global and regional economic conditions and trends; shipping market trends and market fundamentals, including expected tanker demand and scrapping levels, the use of tankers for storage purposes and the sustainability of current market improvement; the Company's liquidity, financial flexibility and strength; the Company's capital allocation policy and intended actions; the effect of the novel coronavirus pandemic on the Company's business, financial condition and the results of operation; the effect on tanker demand of the IMO 2020 regulations; expected global oil consumption and refinery capacity growth; the effects and expected duration of regulatory uncertainty on the global maritime industry regarding greenhouse gas emissions; the time it will take for new technologies addressing greenhouse gas emissions to emerge; expected employment of the Company's vessels during the second quarter of 2020; expected drydocking days in the second quarter of 2020; management's estimate of the value of the Company's commercial management and pooling business; the benefits of the Company's commitment to transparency regarding emissions; and expected continuation of refinement by the shipping industry of performance measures for emissions and efficiency. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the amount of the world tanker fleet used for storage purposes; current expected spot rates compared with current and expected charter rates; the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; the effect of the novel coronavirus pandemic on, among others, oil demand, the Company's business, financial condition and results of operation, including our liquidity; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company's ability to charter vessels for all remaining revenue days during the second quarter of 2020 in the spot market; vessels breakdowns and instances of off-hire; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20-F for the year ended December 31, 2019, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com